Exhibit 12.1

Deluxe Corporation
Computation of Ratio of Earnings to Fixed Charges

		Year Ended December 31,
	2014	2013	2012	2011	2010	2009
Earnings:

Income from continuing operations before income taxes	$297,181	$281,059	$250,753	$216,084	$235,949	$155,021

Interest expense (excluding capitalized interest)(1)	36,529	38,301	46,847	47,797	44,165	46,280

Portion of rent expense under long-term operating leases representative of an interest factor	4,366	3,952	4,463	3,215	3,438	2,716

Total earnings	$338,076	$323,312	$302,063	$267,096	$283,552	$204,017

Fixed charges:

Interest expense (including capitalized interest)(1)	$36,529	$38,301	$46,847	$47,797	$44,165	$46,280

Portion of rent expense under long-term operating leases representative of an interest factor	4,366	3,952	4,463	3,215	3,438	2,716

Total fixed charges	$40,895	$42,253	$51,310	$51,012	$47,603	$48,996

Ratio of earnings to fixed charges	8.3	7.7	5.9	5.2	6.0	4.2

(1) Does not include interest expense related to uncertain tax positions.